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                                                            EXHIBIT (a)(1)(viii)


                FORM OF E-MAIL COMMUNICATION DISSEMINATING OFFER
                                 DOCUMENTATION


Dear Optionholder: Following up on Sue Bach's email of May 7, 2004 (Press Release and Notice to Optionholders), attached please find the tender offer materials relating to the offer to purchase specified options. The first attachment below contains the tender offer materials. Those materials start off with the cover letter from Angelica Berrie, are then followed by the procedures for tendering and, after that, are followed by the Letter of Transmittal that you will need to print, complete, sign on page 2 and return to the Company if you decide to participate in the tender offer. The other materials in the first attachment are the actual Offer to Purchase Specified Options and a Form of Withdrawal. Please note that the tender offer materials contain time sensitive deadlines. As stated in the materials, the Company must receive your Letter of Transmittal prior to 5:01 p.m., Eastern Time on June 29, 2004 if you want to tender your options for payment. The second attachment below is a schedule showing your individual outstanding options. If you require a hard copy of these documents or if you have any questions or need further information, please contact Arnold Bloom (extension 7373), Eva Goldenberg (extension 7392) or John Wille (extension 7340) at 800-631-8465.

(please note that you will need Adobe Acrobat to read the first attachment. If the first attachment does not open automatically, please click on the following link:
http://www.adobe.com/products/acrobat/readstep2.html and install the reader software)